UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
_________________________

MTC Technologies, Inc.
(Name of Issuer)
_______________________

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
________________________

55377A 10 6
(CUSIP Number)
________________________

Sheila C. Cheston, Esq.
BAE Systems, Inc.
1601 Research Boulevard
Rockville, MD 20850
(301) 838-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
___________________________

Copy to:
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
_________________________

June 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55377A 10 6

(1)	NAME OF REPORTING PERSONS BAE Systems, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,000*
	(8)	SHARED VOTING POWER None*
	(9)	SOLE DISPOSITIVE POWER 1,000*
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

____________________________

* Beneficial ownership of 5,612,887 shares of Common Stock (as defined below) referred to in the initial Schedule 13D dated as of December 31, 2007, was reported thereunder because BAE Systems, Inc. may have been deemed to have had beneficial ownership of such shares as a result of the Voting Agreement described in the initial Schedule 13D.  On June 9, 2008, the Merger described in the initial Schedule 13D was completed, the Voting Agreement terminated by its terms and the Issuer became a wholly-owned, indirect subsidiary of BAE Systems, Inc., pursuant to the terms of the Merger Agreement described in the initial Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of the initial Schedule 13D or this Amendment (as defined below) nor any of their contents shall be deemed to constitute an admission by BAE Systems, Inc. that it was the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 55377A 10 6

(1)	NAME OF REPORTING PERSONS BAE Systems plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,000
	(8)	SHARED VOTING POWER None*
	(9)	SOLE DISPOSITIVE POWER 1,000
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

____________________________

* Beneficial ownership of 5,612,887 shares of Common Stock referred to in the initial Schedule 13D dated as of December 31, 2007, was reported because (i) BAE Systems, Inc. may have been deemed to have had beneficial ownership of such shares as a result of the Voting Agreement described in the initial Schedule 13D and (ii) BAE Systems plc, as the owner of 100% of the capital stock of BAE Systems, Inc., may have been deemed to have had beneficial ownership of any shares which BAE Systems, Inc. was deemed to beneficially own.  On June 9, 2008, the Merger described in the initial Schedule 13D was completed, the Voting Agreement terminated by its terms and the Issuer became a wholly-owned, indirect subsidiary of BAE Systems, Inc., pursuant to the terms of the Merger Agreement described in the initial Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of the initial Schedule 13D or this Amendment nor any of their contents shall be deemed to constitute an admission by BAE Systems plc that it was the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 1 (the “Amendment”) amends and supplements the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of MTC Technologies, Inc., a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (“SEC”) on December 31, 2007, by and on behalf of BAE Systems, Inc. and BAE Systems plc.  Unless otherwise indicated herein, terms used but not defined in this Amendment have the same meanings ascribed to them in the initial Schedule 13D.

Item 4.             Purpose of Transaction

The information set forth in Item 4 is hereby amended and supplemented with the following:

(a) - (b)  On June 9, 2008, the Merger contemplated by the previously reported Merger Agreement, dated as of December 21, 2007, among BAE Systems, Inc., Merger Sub and the Issuer became effective.  Pursuant to the Merger, each outstanding share of Common Stock was converted into the right to receive $24.00 per share in cash without interest.

(h) - (i)  On June 9, 2008, the Common Stock was delisted from the Nasdaq Global Select Market and became eligible for termination of registration pursuant to Section 12(g)(4) of the Act.  The Issuer has caused a Form 25 to be filed with the SEC and has filed a Form 15 with the SEC requesting termination of the registration of the Common Stock under the Exchange Act.

Item 5.                     Interest in Securities of the Issuer

(e)  On June 9, 2008, the Merger contemplated by the previously reported Merger Agreement became effective.  BAE Systems, Inc. owns all of the outstanding Common Stock of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 9, 2008

BAE SYSTEMS, INC.,

by:	/s/ Sheila C. Cheston
	Name:	Sheila C. Cheston
	Title:	Senior Vice President and General Counsel

BAE SYSTEMS PLC,

by:	/s/ David Parkes
	Name:	David Parkes
	Title:	Company Secretary

[Signature Page to Schedule 13D/A]

SCHEDULE A

Directors and Executive Officers of BAE Systems, Inc.

The following is a list of the directors and executive officers of BAE Systems, Inc., setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Each director and officer is a citizen of the United States and the business address for each director and officer is 1601 Research Boulevard, Rockville, MD 20850, USA.

Board of Directors of BAE Systems, Inc.

Name	Present Principal Occupation

Mark H. Ronald	Chairman Former President & CEO, BAE Systems, Inc.

Lee H. Hamilton	Outside Director

Richard J. Kerr	Outside Director

Kenneth A. Minihan	Outside Director

Robert J. Natter	Outside Director

J. H. Binford Peay, III	Outside Director

William Schneider, Jr.	Outside Director

Anthony C. Zinni	Outside Director

Michael J. Turner	Chief Executive Officer, BAE Systems plc

George W. Rose	Group Finance Director, BAE Systems plc

Name	Present Principal Occupation

Walter P. Havenstein	President & CEO, BAE Systems, Inc.

Sheila C. Cheston	Senior Vice President and General Counsel, BAE Systems, Inc.

Robert J. Fitch	Senior Vice President Government Relations, BAE Systems, Inc.

Robert T. Murphy	Senior Vice President and Chief Financial Officer, BAE Systems, Inc.

SCHEDULE A

Executive Officers of BAE Systems, Inc.

Name	Position

Walter P. Havenstein	President & CEO, BAE Systems, Inc.

Sheila C. Cheston	Senior Vice President and General Counsel, BAE Systems, Inc.

Robert J. Fitch	Senior Vice President Government Relations, BAE Systems, Inc.

Robert T. Murphy	Senior Vice President and Chief Financial Officer, BAE Systems, Inc.

SCHEDULE B

Directors and Executive Officers of BAE Systems plc

The following is a list of the directors and executive officers of BAE Systems plc, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Except as otherwise indicated, each director and officer is a citizen of the United Kingdom and the business address for each director and officer is 6 Carlton Gardens, London,  SW1Y 5AD, UK.

Board of Directors of BAE Systems plc

Name	Present Principal Occupation

Richard Olver	Chairman

Walter P. Havenstein (U.S. citizen)	Executive Director President & CEO, BAE Systems, Inc.

Ian King	Executive Director Chief Operating Officer, UK/ Rest of the World

George Rose	Executive Director Group Finance Director

Michael Turner	Executive Director Chief Executive Officer

Philip Carroll (U.S. citizen)	Non-Executive Director

Michael Hartnall	Non-Executive Director

Andrew Inglis	Non-Executive Director Member of the board of directors of BP p.l.c. and a member of the BP executive management team (1 St. James’s Square, London, England)

Sir Peter Mason KBE	Non-Executive Director Chief Executive of AMEC plc. (76 - 78 Old Street, London, England)

Name	Present Principal Occupation

Roberto Quarta (Italian and U.S. citizen)	Non-Executive Director Partner, Clayton, Dubilier & Rice (Cleveland House, 33 King Street, London, England)

Sir Nigel Rudd	Non-Executive Director

Peter Weinberg (U.K and U.S. citizen)	Non-Executive Director Partner, Pernella Weinberg Partners (767 Fifth Avenue, New York, New York 10153)

Ravi Uppal (Indian citizen)	Non-Executive Director President, Global Markets, ABB Ltd. (Affolternstrasse 44, CM-B050, Zurich, Switzerland)

SCHEDULE B

Executive Officers of BAE Systems plc

Name	Position

Christopher Geoghegan	Group Executive Director, Businesses

Walter P. Havenstein (U.S. citizen)	Chief Operating Officer

Ian King	Chief Operating Officer, UK/ Rest of the World

David Parkes	Company Secretary

George Rose	Group Finance Director

Michael Turner	Chief Executive Officer